invensys®

Invensys plc
Portland House
Bressenden Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

82-2142

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA

19 June 2006

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed 4 notifications released to the London Stock Exchange concerning

(a) Result of EGM
(b) Additional Listing
(c) Notice of Redemption (Euro)
(d) Notice of Redemption (US)

Yours faithfully,

Rachel Spencer
Deputy Secretary

Copy to: Mr. T. Peterson
Mr. M. Downing

6/27

RNS Number:5815E
Invensys PLC
14 June 2006

Not for distribution or transmission, directly or indirectly in or into the United States, Canada, Australia, France, Japan, or South Africa

Invensys plc

Result of EGM

FOR IMMEDIATE RELEASE
14 June 2006

Invensys plc announces that at the Extraordinary General Meeting of the Company held earlier today, the Resolution put to Shareholders was duly passed: granting the necessary authority to the Directors for the Rights Issue to proceed as set out in the Prospectus dated 25 May 2006.

Details of the votes cast on the Resolution proposed at the EGM are set out below.

In favour 3,823,435,233 (98.75%), against 48,431,422 (1.25%).

Accordingly, Provisional Allotment Letters in respect of entitlements to New Shares pursuant to the Rights Issue will be posted today to Qualifying non-CREST Shareholders (other than, subject to certain exceptions, those with registered addresses in the United States, Canada, Australia, France, Japan, or South Africa). It is expected that Nil Paid Rights will be credited to the stock accounts of Qualifying CREST Shareholders (other than, subject to certain exceptions, those with registered addresses in the United States, Canada, Australia, France, Japan, or South Africa) and enabled in CREST at 8.00 a.m. on 15 June 2006.

It is expected that admission of the New Shares to the Official List and to trading on the London Stock Exchange's market for listed securities will become effective and that dealings will commence, nil paid, in the New Shares at 8.00 a.m. on 15 June 2006. The latest time and date for acceptance and payment in full under the Rights Issue is 11.00 a.m. on 7 July 2006.

Definitions used in the Prospectus dated 25 May 2006 shall have the same meanings when used in this announcement, unless the context requires otherwise. All references to time in this announcement are to the time in London.

For further information please contact:

Invensys plc

Steve Devany	+44 (0) 207 821 3758
Maitland	
Emma Burdett / Michelle Jeffery	+44 (0) 20 7379 5151
JPMorgan Cazenove Limited	
Edmund Byers / Patrick Magee / Jonathan Wilcox	+44 (0) 20 7588 2828
Morgan Stanley & Co. International Limited	
Nick Wiles / Tom Hill / Robert Mayhew	+44 (0) 20 7425 8000
Tricorn Partners LLP	
Guy Dawson	+44 (0) 20 7823 0826
HSBC Bank plc	
Nick McCarthy	+44 (0) 20 7992 2153

HSBC Bank plc, JPMorgan Cazenove Limited, J.P. Morgan Securities Ltd., Morgan Stanley & Co. International Limited and Tricorn Partners LLP are acting for Invensys plc and no one else in connection with the Rights Issue and will not be responsible to anyone other than Invensys plc for providing the protections afforded to their respective clients, as the case may be, nor for giving advice in relation to the Rights Issue or any other matter referred to herein.

This announcement shall not constitute an offer of, or the solicitation of any offer to subscribe or buy, any New Shares to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful. The distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Any purchase of, or application for, securities in the Rights Issue should only be made on the basis of information contained in the Prospectus dated 25 May 2006 and any supplement thereto.

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The New Shares have not been, nor will they be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state in the United States or under the applicable securities laws of Canada, Australia, France, Japan, or South Africa. Subject to certain exceptions, the New Shares may not be offered or sold in the United States, Canada, Australia, France, Japan, or South Africa or to or for the benefit of any national, resident or citizen of the United States, Canada, Australia, France, Japan, or South Africa.

A copy of the Resolution passed today at the Extraordinary General Meeting of the Company is being submitted to the UK Listing Authority's Document Viewing Facility which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Invensys PLC - Invensys PLC - Additional Listing
RNS Number:6215E
Invensys PLC
15 June 2006

Not for distribution or transmission, directly or indirectly in or into the United States, Canada, Australia, France, Japan, or South Africa

Invensys plc

Admission of nil paid rights

FOR IMMEDIATE RELEASE

15 June 2006

Invensys plc announces that, in accordance with the Prospectus dated 25 May 2006, admission of the New Shares to the Official List and to trading on the London Stock Exchange's market for listed securities became effective and that dealings commenced nil paid, in the New Shares at 8.00 a.m. today. The latest time and date for acceptance and payment in full under the Rights Issue is 11.00 a.m. on 7 July 2006.

Definitions used in the Prospectus dated 25 May 2006 shall have the same meanings when used in this announcement, unless the context requires otherwise. All references to time in this announcement are to the time in London.

For further information please contact:

Invensys plc

Steve Devany +44(0) 207 821 3758

Maitland

Emma Burdett / Michelle Jeffery +44 (0) 20 7379 5151

JPMorgan Cazenove Limited

Edmund Byers / Patrick Magee / Jonathan Wilcox	+44 (0) 20 7588 2828
Morgan Stanley & Co. International Limited	
Nick Wiles / Tom Hill / Robert Mayhew	+44 (0) 20 7425 8000
Tricorn Partners LLP	
Guy Dawson	+44 (0) 20 7823 0826
HSBC Bank plc	
Nick McCarthy	+44 (0) 20 7992 2153

Invensys PLC - Invensys PLC - Doc re. Notice of Redemption

RNS Number:6793E
Invensys PLC
15 June 2006

Notice of Redemption

To the Holders of

INVENSYS PLC

EURO DENOMINATED 9.875% NOTES DUE 2011

Common Codes / ISINs: 018727595 / 018727951 / XS0187275952 / XS0187279517

Notice is hereby given that, pursuant to the optional redemption provisions of Article III of the Indenture governing the 9.875% Senior Notes due 2011 (the 'Euro Notes'), dated as of March 5, 2004, by and among Invensys plc (as issuer), and Deutsche Trustee Company Limited as Trustee (the 'Trustee'), and paragraph 7 of the Euro Notes issued thereunder, 35% of the aggregate principal amount of the Euro Notes outstanding shall be redeemed on July 17, 2006 (the 'Redemption Date') on a pro rata basis at a redemption price of 109.875% of the principal amount of the Euro Notes (the 'Redemption Price') or Euro1,098.75 per Euro1,000 principal amount of the Euro Notes, together with accrued and unpaid interest to the Redemption Date. The aggregate principal amount of the Euro Notes to be redeemed is Euro189,000,000. Accrued and unpaid interest to the Redemption Date is Euro33.47 per Euro1,000 principal amount to the Euro Notes being redeemed. No representation is made as to the correctness or accuracy of the Common Code and ISIN either as printed on the Euro Notes or as contained in this Notice of Redemption.

On the Redemption Date, the Redemption Price plus any accrued and unpaid interest will become due and payable upon the portion of each Euro Note to be redeemed and, unless the issuer defaults in making such payment in accordance with the Indenture, interest thereon will cease to accrue on and after the Redemption Date. After the Redemption Date, the aggregate principal amount of the Euro Notes outstanding will be Euro351,000,000.

35% of the principal amount of the Global Euro Note is being redeemed and, after the Redemption Date, interest shall cease to accrue on the portion called for redemption and upon surrender of the Global Euro Note, such Global Note with a notation on Schedule A thereof adjusting the principal amount thereof to be equal to the unredeemed portion, will be returned and (ii) no Definitive Notes are being redeemed.

The Trustee and the Paying Agent with respect to the Euro Notes are as follows:

THE TRUSTEE	THE PRINCIPAL PAYING AGENT
Deutsche Trustee Company Limited	Deutsche Bank AG London Attention: The Manager, Trust & Securities Services

Attention: The Manager, Trust & Securities Services	Reference: Invensys plc
Reference: Invensys plc	Winchester House
Winchester House	1 Great Winchester Street
1 Great Winchester Street	London EC2N 2DB
London EC2N 2DB	United Kingdom
United Kingdom	By Facsimile Transmission: +44 20 7547 6149
By Facsimile Transmission: +44 20 7547 6149	Information and Confirmation: +44 20 7547 0308
Information and Confirmation: +44 20 7547 0308	

The Trustee has given its consent to the issue of this notice to the Euro Note holders.

In accordance with Article III of the Indenture, the Euro Notes shall be redeemed on a pro rata basis. Payment will be made on July 17, 2006 to holders of the Euro Notes as shown on the records of Clearstream Banking Luxembourg societe anonyme and/or Euroclear Bank S.A./N.V. as operator of the Euroclear System, and will be paid through such clearing systems.

Copies of this announcement have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility of the Financial Services Authority, 25 The North Colonnade, London, E14 5HS.

Name of contact and telephone number for queries: Steve Devany, Vice President - Communications 020 7821 3758

Name of Company official responsible for making notification: Jaime Tham, Assistant Secretary

Date of notification: 15 June 2006

Invensys PLC - Invensys PLC - Doc re: Notice of Redemption

RNS Number:6795E
Invensys PLC
15 June 2006

NOTICE OF REDEMPTION

To the Holders of

INVENSYS PLC

US DOLLAR DENOMINATED 9.875% NOTES DUE 2011

CUSIP Nos. / ISINs: 461204AB5 / G49133AJ3 / US461204AB54 / USG49133AJ32

Notice is hereby given that, pursuant to the optional redemption provisions of Article III of the Indenture governing the 9.875% Senior Notes due 2011 (the 'Dollar Notes'), dated as of March 5, 2004, by and among Invensys plc (as issuer), and Deutsche Trustee Company Limited as Trustee (the 'Trustee'), and paragraph 7 of the Dollar Notes issued thereunder, 35% of the aggregate principal amount of the Dollar Notes outstanding shall be redeemed on July 17, 2006 (the 'Redemption Date') on a pro rata basis at a redemption price of 109.875% of the principal amount of the Dollar Notes (the 'Redemption Price') or US$1,098.75 per US$1,000 principal amount of the Dollar Notes, together with accrued and unpaid interest to the Redemption Date. The aggregate principal amount of the Dollar Notes to be redeemed is USS$192,500,000. Accrued and unpaid interest to the Redemption Date is US$33.47 per US$1,000 principal amount of the Dollar Notes. No representation is made as to the correctness or accuracy of the CUSIP numbers and ISINs either as printed on the Dollar Notes or as contained in this Notice of Redemption.

On the Redemption Date, the Redemption Price plus any accrued and unpaid interest will become due and payable upon the portion of each Dollar Note to be redeemed and, unless the issuer defaults in making such payment in accordance with the Indenture, interest thereon will cease to accrue on and after the Redemption Date. After the Redemption Date, the aggregate principal amount of the Dollar Notes outstanding will be US$357,500,000.

35% of the principal amount of the Global Dollar Note is being redeemed and, after the Redemption Date, interest shall cease to accrue on the portion called for redemption and upon surrender of the Global Dollar Note, such Global Note with a notation on Schedule A thereof adjusting the principal amount thereof to be equal to the unredeemed portion, will be returned and (ii) no Definitive Notes are being redeemed.

The Trustee and the Paying Agent with respect to the Dollar Notes are as follows:

THE TRUSTEE	THE PRINCIPAL PAYING AGENT
Deutsche Trustee Company Limited Attention: The Manager, Trust & Securities Services	Deutsche Bank Trust Company Americas, care of Deutsche Bank National Trust Company

Reference: Invensys plc

Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom
By Facsimile Transmission: +44 20 7547 6149
Information and Confirmation: +44 20 7547 0308

Attention: Administrator, Trust & Securities Services
Reference: Invensys plc
25 DeForest Ave., 2nd Floor
Mail Stop: SUM01-0105
Summit, NJ 07901
United States of America
By Facsimile Transmission:
+1-732-578-4635
Information and Confirmation:
+1-908-608-3197

The Trustee has given its consent to the issue of this notice to the Dollar Note holders.

In accordance with Article III of the Indenture, the Dollar Notes shall be redeemed on a pro rata basis. Payment will be made on July 17, 2006 to holders of the Dollar Notes as shown on the records of Clearstream Banking Luxembourg societe anonyme and/or Euroclear Bank S.A./N.V. as operator of the Euroclear System, and will be paid through such clearing systems.

Copies of this announcement have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility of the Financial Services Authority, 25 The North Colonnade, London, E14 5HS.

Name of contact and telephone number for queries: Steve Devany, Vice President - Communications 020 7821 3758

Name of Company official responsible for making notification: Jaime Tham, Assistant Secretary

Date of notification: 15 June 2006